RISKMETRICS GROUP AND GLASS, LEWIS AND CO. RECOMMEND THAT
YUKON-NEVADA GOLD CORP. SHAREHOLDERS
APPROVE THE PROPOSED INDUCEMENT WARRANTS

Vancouver, BC – November 19, 2009 – Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) today announced that RiskMetrics Group (formerly Institutional Shareholder Services), and Glass, Lewis and Co. have each formally recommended that Yukon-Nevada Gold Corp.’s (the “Company”) shareholders approve the proposed Inducement Warrants due on November 20, 2009. RiskMetrics Group and Glass, Lewis and Co. are leading providers of proxy research and voting recommendations to institutional investors in Canada and the United States.

The Board of Directors of the Company strongly urge Shareholders to vote FOR the proposed transaction today by submitting their vote prior to the November 20, 2009 deadline. A request to the Toronto Stock Exchange for an extension to the deadline of November 20, 2009 has been put forth and such an extension will be announced if and when agreed upon. Shareholders who have questions or require assistance voting their shares should contact the Company's proxy solicitor, Laurel Hill Advisory Group, toll-free at 1-800-994-5189 or visit the Company’s website: http://www.yukon-nevadagold.com/s/Warrants.asp

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Arizona and Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches	Jeanny So
Investor Relations Manager	Director of Operations
Tel: (604) 688-9427 ext 224	Tel: (416) 868-1079 ext. 225
Email: nicole@yngc.ca	Email: jeanny@chfir.com
www.yukon-nevadagold.com	www.chfir.com

If you would like to receive press releases via email please contact nicole@yngc.ca and specify “Yukon-Nevada Gold Corp. releases” in the subject line.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.